SIDLEY AUSTIN LLP
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December 14, 2020

VIA EDGAR

  Mr. David L. Orlic

  Division of Investment Management

  Securities and Exchange Commission

  100 F Street, NE

  Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1063 to the Registration Statement on
Form N-1A of BlackRock FundsSM relating to BlackRock Defensive
Advantage U.S. Fund, BlackRock Defensive Advantage International
Fund and BlackRock Defensive Advantage Emerging Markets Fund

Dear Mr. Orlic:

On behalf of BlackRock FundsSM (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1063 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Defensive Advantage U.S. Fund (“Defensive Advantage U.S.”), BlackRock Defensive Advantage International Fund (“Defensive Advantage International”) and BlackRock Defensive Advantage Emerging Markets Fund (“Defensive Advantage Emerging Markets”) (each, a “Fund” and collectively, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 14, 2020.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by David L. Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 17, 2020 regarding the Trust’s Post-Effective Amendment No. 1053 to its Registration Statement filed with the Commission on September 28, 2020 for the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 14, 2020

purpose of registering three new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses: Fund Overview—Key Facts About [Fund]—Fees and Expenses of the Fund

Comment 1:     Please provide the Staff with completed fee tables and expense examples for the Funds at least one week before effectiveness of the registration statement.

Response:    Completed fee tables and expense examples were provided supplementally to the Staff on December 4, 2020.

Comment 2:     The Staff requests confirmation that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Response:    The Funds confirm that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Comment 3:    The Staff requests confirmation as to whether any of the contractual fee waivers listed in certain footnotes to the Fee Tables are subject to recoupment by the investment adviser. If so, the Staff requests that the Funds consider including disclosure in the Funds’ prospectuses regarding the terms and conditions of such recoupment.

Response:    The Funds confirm that the contractual fee waivers listed in the applicable footnotes to the Fee Tables are not subject to recoupment by the investment adviser.

Comment 4:    Please consider including in the introductory language to the Expense Example for each Fund that the amounts for the first year reflect the contractual fee waivers in place during such period.

Response:    The Funds have considered the Staff’s comment and respectfully submit that the current introductory language to the Expense Example for each Fund is appropriate. The Funds note that the current introductory language aligns with the introductory language set forth under Item 3 of Form N-1A.

December 14, 2020

Prospectuses: Fund Overview—Key Facts About [Fund]—Principal Investment Strategies of the Fund

Comment 5: Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of each Fund’s 80% test.

Response:     Each Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 6:    With respect to Defensive Advantage Emerging Markets, the principal strategies disclosure states that: “BlackRock determines that an investment is tied economically to an emerging market if such investment satisfies one or more of the following conditions: (1) the issuer’s primary trading market is in an emerging market; (2) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in emerging markets; (3) the investment is included in an index representative of emerging markets; or (4) the investment is exposed to the economic risks and returns of emerging markets.” Please consider deleting condition (4) in the above sentence, or explain how it is an appropriate condition given that an investment could have a limited amount of exposure to emerging markets but still satisfy this condition.

Response:    Defensive Advantage Emerging Markets has reviewed the applicable disclosure in light of the Staff’s comment and has revised it as follows:

“BlackRock determines that an investment is tied economically to an emerging market if such investment satisfies one or more of the following conditions: (1) the issuer’s primary trading market is in an emerging market; (2) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in emerging markets; or (3) the investment is included in an index representative of emerging markets~~; or (4) the investment is exposed to the economic risks and returns of emerging markets~~.”

Prospectuses: Details About the Funds—Investment Risks

Comment 7:     The Staff notes that the risk factors are in alphabetical order. The Staff suggests that the Funds consider changing the order of the risk factors so that the risks of investing in a Fund that are most likely to impact the Fund’s net asset value, yield and total returns are listed toward the beginning of the risk factors.

Response:     The Funds have reviewed the risk disclosure and respectfully submit that the current order of the risk factors is appropriate. The Funds also note that they have included the following disclosure in the sections entitled “Fund Overview—Key Facts About [Fund]—Principal Risks of Investing in the Fund” and “Details About the Funds—Investment Risks”:

December 14, 2020

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Jessica Herlihy
John A. MacKinnon